                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G/A
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                         j2 Global Communications, Inc.
                      ------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.01 Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                  477366 20 5
                                  -----------
                                 (CUSIP Number)

                               December 31, 2000
                               -----------------
              (Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

      [ ] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                        (Continued on Following Pages)

                              (Page 1 of 7 Pages)
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-----------------------                                  ---------------------
 CUSIP NO. 477366 20 5                13G                  PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      (ENTITIES ONLY)

      BOARDRUSH MEDIA LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            732,830 Shares.

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             732,830 Shares.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      732,830 Shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.36%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      OO Limited Liability Company

------------------------------------------------------------------------------

------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 477366 20 5                13G                  PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (ENTITIES ONLY)

      JAYE MULLER
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Germany

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            732,830 Shares.

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             732,830 Shares.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      732,830 Shares.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.36%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 477366 20 5                13G                  PAGE 4 OF 7 PAGES
-----------------------                                  ---------------------

PRELIMINARY STATEMENT:

     This Amendment No. 1 supplements the Schedule 13G filed by Boardrush Media LLC and Jaye Muller with the Securities and Exchange Commission on August 5, 1999, relating to the common stock, par value $0.01 per share (the "Common Stock"), of j2 Global Communications, Inc. (formerly JFAX.COM, Inc.) ("j2"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in such Schedule 13G.

     All figures regarding shares of the Common Stock reported herein are as adjusted for, and after giving effect to, the Issuer's one-for-four reverse stock split that was effected as of February 8, 2001.

ITEM 1(A).  NAME OF ISSUER: j2 Global Communications, Inc. ("Issuer")

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 6922 Hollywood Blvd., Suite 900, Los Angeles, CA 90028.

ITEM 2(A). NAME OF PERSON FILING: This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

             (1) Boardrush Media LLC ("Boardrush");

             (2) Jaye Muller ("Mr. Muller").

             Mr. Muller is a member and manager of Boardrush, and as of February 14, 2001, Boardrush was 100% owned by Mr. Muller.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The principal business office of the Reporting Persons is 972 Putney Road, Suite 299, Brattleboro, VT 05301.

ITEM 2(C). CITIZENSHIP: Boardrush is a Vermont limited liability company. Mr. Muller is a German citizen.

ITEM 2(D). TITLE OF CLASS OF SECURITIES: Common Stock, $.01 par value (the "Common Stock").

ITEM 2(E).   CUSIP NUMBER: The CUSIP is #477366 20 5.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             (a)  [_] Broker or dealer registered under Section
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-----------------------                                  ---------------------
 CUSIP NO. 477366 20 5                13G                  PAGE 5 OF 7 PAGES
-----------------------                                  ---------------------
                  15 of the Exchange Act;


             (b)  [_] Bank as defined in Section 3(a)(6) of the Exchange Act;

             (c) [_] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

             (d) [_] Investment Company registered under Section 8 of the Investment Company Act;

             (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

             (f) [_] An employee benefit plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

             (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

             (h) [_] A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act;

             (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

             (j)  [_] Group in accordance with Rule 13d-1(b)(1)(ii)(J).

             If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

ITEM 4.      OWNERSHIP:

             As of December 31, 1999, Boardrush owned 1,257,813 shares of the Common Stock. Between February and September 2000, Boardrush sold 462,250 shares of the Common Stock on the open market. In July 2000, Boardrush delivered 62,733 shares of the Common Stock (valued at the then-current market price) to the Issuer as partial prepayment of a loan from the Issuer to Boardrush. After giving effect to these transactions, the beneficial ownership of the shares of Common Stock reported herein is as follows:

             (a)  Amount beneficially owned: 732,830

             (b)  Percent of class: 6.36%

             (c)  Number of shares as to which such person has:
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-----------------------                                  ---------------------
 CUSIP NO. 477366 20 5                13G                  PAGE 6 OF 7 PAGES
-----------------------                                  ---------------------
                  (i)   Sole power to vote or to direct the vote:
                  732,830

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                  732,830

                  (iv)  Shared power to dispose or to direct the disposition of:
                  0

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not Applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not Applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION:

             Not Applicable.

ITEM 10.     CERTIFICATIONS:

             Not Applicable.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001

                           BOARDRUSH MEDIA, LLC

                           By: /s/ Jaye Muller
                               ----------------------------
                               Jaye Muller
                               Manager


                           JAYE MULLER

                           /s/ Jaye Muller
                           --------------------------------
                           Jaye Muller